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                                    APW Ltd.
                                 2 Church Street
                                Hamilton, Bermuda
                                      -and-
                        N22 W23685 Ridgeview Parkway West
                               Waukesha, WI 53188
                                 (262) 523-7600

                               -------------------
                              NOTICE OF ACTION BY
                         WRITTEN CONSENT OF SHAREHOLDERS
                               -------------------

To Our Warrant Holders:


On July 31, 2002, APW Ltd. ("APW" or the "Company") emerged from bankruptcy and issued 60,606 warrants to purchase common shares in APW Ltd. to its predecessor's shareholders. Based upon the terms of the bankruptcy plan approved by both U.S. and Bermuda courts, the exercise price of the warrants was set at approximately five times above the fair market value of the common shares. No fractional interests were issued and, instead, holders will receive an amount equal to $4.20 per warrant for each fractional warrant. On November 28, 2002, the Company will be effecting a four-for-one reverse share split and, as a result, the warrant(s) you hold pursuant to the warrant agreement will be adjusted so that:


     . the number of shares for which the warrant is exercisable and the exercise price will be adjusted to provide the equivalent benefit after the reverse share split (i.e., the exercise price will be increased by a multiplier of four and the number of shares that the warrant gives you the right to purchase will be decreased to one-fourth of the number of pre-split warrants); and

     . any additional fractional warrants resulting from the reverse share split will be redeemed for cash as permitted by the terms of the warrant agreement.


The Company intends to pay cash for any fractional warrants based upon the U.S. Bankruptcy Court's approval of a plan specifying a $4.20 per share fair market value on July 23, 2002 of the existing warrants (or $16.80 per warrant on a post-reverse share split basis). The Company has not sought an independent determination of the fair market value of the warrants in connection with the reverse share split. The shareholders and board have unanimously approved the reverse share split. You need not vote on this matter and do not have dissenters rights. The enclosed Information Statement describes in detail the effect of and contains important information regarding the reverse share split. Additionally, the Company will be redeeming all warrants held by its 401(k) plan at a price of $4.20 per warrant prior to the reverse share split.


The Company has fixed November 5, 2002 as the record date for determining the holders of warrants entitled to notice and receipt of this Information Statement. We urge you to read this Information Statement carefully.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

APW IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND APW A PROXY.

                                By Order of the Board of Directors:



                                Richard G. Sim
                                Chairman, President and Chief Executive Officer November ____, 2002

                                    APW LTD.

                                ---------------

                        PRELIMINARY INFORMATION STATEMENT

                                ---------------

                             INTRODUCTORY STATEMENT

APW is a Bermuda company with its principal executive offices located at 2 Church Street, Hamilton, Bermuda and N22 W23685 Ridgeview Parkway West, Waukesha, Wisconsin. Our U.S. telephone number is (262) 523-7600.


This Information Statement is being sent to all warrant holders by the Board of Directors of APW to inform you about the actions the board and shareholders have unanimously taken. The shareholder consent action was effective on September 11, 2002, and the four-for-one reverse share split will be effective November 28, 2002. As a result of the reverse share split and pursuant to the warrant agreement, the number of common shares issuable upon exercise of each warrant will be reduced, and the exercise price per share of each warrant will increase, proportionately, and any fractional warrants resulting from the reverse share split will be redeemed for cash as permitted by the terms of the warrant agreement. As a result of redeeming the fractional warrants from this reverse share split, APW will have fewer than 300 registered holders of its warrants. After this reverse share split and a related filing with the Securities and Exchange Commission ("SEC"), APW will no longer be subject to the registration and reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"). As of the date of this Information Statement, we are still awaiting information on holders who hold in "street name" at Cede & Co. Therefore, we do not know how many fractional warrants will be redeemed as a result of the reverse share split. The redemption, prior to the reverse share split, of the fractional interests and warrants held by our 401(k) plan and described in more detail later is expected to cost less than $25,000.

Warrant certificates reflecting the reverse share split will be distributed based on a record date of November 5, 2002. After the reverse share split, each such holder will receive one warrant for every four warrants previously held and the exercise price will increase to $1,795.80 per share. Distribution of the warrant certificates and payment of fractional interests is scheduled to occur promptly after November 28, 2002. There is no current trading market for the warrants nor is any trading market expected to develop. This Information Statement does not constitute an offer to sell or a solicitation of an offer to buy any securities. The date of this Information Statement is November __, 2002.


Your approval is not required or being sought. We are not asking you for a proxy and you are requested not to send us a proxy.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


Copies of this Information Statement are being mailed on or before November ___, 2002 to the holders of record on November 5, 2002 of the outstanding warrants.

                               SUMMARY TERM SHEET

          This summary is qualified in its entirety by the more detailed information set forth elsewhere in this Information Statement and should be read in its entirety.


Purpose of the reverse share split ....................... The sole reason for the reverse share split is to bring the number of holders of our warrants
                                                           below 300 so that we will no longer have the
                                                           obligation, and the expenses associated with the
                                                           obligation, to file reports with the SEC or have
                                                           a class of securities registered under the Exchange
                                                           Act. See "Reasons for the Reverse Share Split and
                                                           Consequences to Warrant Holders--Fairness of the
                                                           Reverse Share Split-Reasons."

No market for warrants ................................... The warrants are not traded on any public market.
                                                           After effecting this transaction, the Company does
                                                           not intend to make information about its financial
                                                           condition publicly available. See "Reasons for the
                                                           Reverse Share Split and Consequences to Warrant
                                                           Holders--Fairness of the Reverse Share Split--Effects
                                                           on the warrant holders."

The reverse share split .................................. Section 5.2 of the warrant agreement provides for an adjustment to the number of warrants and the exercise
                                                           price of the warrants  upon the occurrence of a reverse
                                                           share split. After the four-for-one reverse share split,
                                                           the warrant exercise price will be increased by a
                                                           multiplier of four and the number of warrant shares
                                                           obtainable upon exercise will be decreased to one-fourth
                                                           of the number of pre-split warrants. Therefore, for example, if prior to the reverse share split you held 100 warrants
                                                           at the $448.95 exercise price per warrant, after the reverse share split you will hold 25 warrants with a $1,795.80
                                                           exercise price per warrant. If, for example, you held two
                                                           warrants prior to the reverse share split, you would have
                                                           had a right to one-half of a warrant at an exercise price of
                                                           $1,795.80 per share after the reverse share split, but the warrant agreement provides that the Company may redeem
                                                           fractional warrants and the Company has elected to do so.
                                                           Therefore, your fractional warrant will be redeemed and you will receive $8.40, which is equal to $4.20 for each of the two pre-split warrants you held (or one-half of the $16.80 post-split value). As a result of the reverse share split, the par value of our common stock will increase from US$0.02 to US$0.08 per share. See "Reasons for the Reverse Share
                                                           Split and the Consequences to Warrant Holders--Fairness of
                                                           the Reverse Share Split--Effects on the warrant holders."

What you will receive .................................... On November 28, 2002, every four warrants you hold will convert into one warrant to purchase common shares.  We will mail the warrant certificates to you promptly after the effectiveness of the reverse share split. See "Reasons for the
                                                           Reverse Share Split and the Consequences to Warrant
                                                           Holders--Issuance of Certificates and Payment for
                                                           Fractional Warrants."

Treatment of Fractional Shares ........................... We will not distribute any fractional warrants in connection with the reverse share split. Rather,
                                                           warrants that would otherwise be converted by the
                                                           reverse share split into a fractional replacement
                                                           warrant will be redeemed for cash in an amount equal
                                                           to $4.20 per pre-split warrant, or $16.80 per share
                                                           post-reverse share split. See "Reasons for the
                                                           Reverse Share Split and the Consequences to Warrant
                                                           Holders--Issuance of Certificates and Payment for
                                                           Fractional Warrants."

Fairness of the Reverse Share Split ...................... We believe that the reverse share split is fair to, and in the best interests of, our shareholders and
                                                           warrant holders. Our opinion is based on, among
                                                           others, the following factors: (i) the reverse share
                                                           split is being effected pursuant to the requirements
                                                           of the laws of Bermuda and our charter documents;
                                                           (ii) the shareholders have unanimously approved the
                                                           reverse share split; (iii) the warrant anti-dilution
                                                           adjustments contemplate the occurrence of a share
                                                           split; and (iv) the price paid to fractional
                                                           warrant holders is approximately the fair market
                                                           value and was approved in our bankruptcy proceedings.
                                                           In making our determination regarding the fairness of
                                                           the reverse share split, we did not obtain a fairness
                                                           opinion or appraisal or hire an unaffiliated
                                                           representative to negotiate the terms of the
                                                           transaction to the unaffiliated shareholders or
                                                           warrant holders. See "Fairness of the Reverse Share
                                                           Split."

Treatment of Retirement Plan Beneficiaries ............... We have been informed by our counsel and the
                                                           401(k) Plan Trustee that the APW Ltd. 401(k)
                                                           Plan cannot hold the warrants.  Therefore, we
                                                           are proposing, and the 401(k) Plan Committee has
                                                           agreed, to redeem all of the warrants held by
                                                           the 401(k) Plan at a price per warrant prior to
                                                           the reverse share split of $4.20.  Based upon
                                                           the information available to us, the 401(k) Plan
                                                           holds 5,640 warrants and the redemption will
                                                           require less than $25,000 to effect. See
                                                           "Redemption of 401(k) Warrants."

Record Date for Reverse Share Split ...................... November 5, 2002.  See "Introductory Statement."

Effective Date of Reverse Share Split .................... November 28, 2002.  See "Change to APW's
                                                           Capital Structure--The Reverse Share Split."

Tax Consequences ......................................... Cash you receive in lieu of fractional warrants will be taxable to you.  You will be treated as
                                                           receiving cash as payment in exchange for your
                                                           fractional warrants and you will recognize a
                                                           capital gain or loss in an amount equal to the
                                                           difference between the amount of cash you get
                                                           and the adjusted basis of your fractional
                                                           warrants.

                                                           To the extent that you obtain warrants as a result
                                                           of the reverse share split, you will not recognize
                                                           any gain or loss upon the receipt of your new warrants.
                                                           However, if you also receive money in lieu of fractional
                                                           warrants you will have to adjust the basis of the new
                                                           warrants you receive. For a more complete description,
                                                           see "Reasons for the Reverse Share Split and the
                                                           Consequences to Warrant Holders--Material Federal Income
                                                           Tax Consequences of the Reverse Share Split."

Source of financing for the payment of the fractional      Because we do not have information on "street
warrants and the redemption of the warrants held by the    name" holders of warrants at Cede & Co., we do
APW Ltd. 401(k) Plan ..................................... not know the exact amount of cash that will be required to redeem fractional warrants. Based upon
                                                           information we do have, we anticipate that

Recent Events............................................. We have recently restated our financial statements for fiscal years 1999-2001. Please see "Recent Events."

                                                           less than $250,000 will be needed to redeem all
                                                           of the outstanding fractional warrants and
                                                           those warrants held by the APW Ltd. 401(k) Plan.
                                                           We will also pay approximately $30,000 for expenses
                                                           associated with the reverse share split. We intend
                                                           to pay the purchase price and related expenses from
                                                           our existing working capital. See "Reasons for the
                                                           Reverse Share Split and the Consequences to Warrant
                                                           Holders--Financing of the Reverse Share Split."

Vote Required to Approve the Transaction ................. Under our Bye-Laws, the action requires the affirmative vote of 66-2/3% of the votes cast by
                                                           all holders of our common shares. As of
                                                           September 1, 2002 there were a total of
                                                           1,303,030 common shares outstanding.  Each share
                                                           entitles the holder to one vote.

                                                           THE BOARD AND SHAREHOLDERS HAVE UNANIMOUSLY
                                                           CONSENTED TO THE REVERSE SHARE SPLIT.  See
                                                           "Change to APW's Capital Structure -The Reverse
                                                           Share Split."

Dissenters' Rights ....................................... Bermuda law does not provide shareholders or warrant holders with dissenters' rights as the
                                                           result of a reverse share split.  Warrant
                                                           holders do not have a right to vote with respect
                                                           to this matter and are bound by the decision of
                                                           the board and shareholders to approve the
                                                           reverse share split on the proposed terms.

Distribution Agent and Transfer Agent .................... American Stock Transfer & Trust Company.  For
                                                           additional information, please contact American
                                                           Stock Transfer & Trust Company, our warrant
                                                           agent.  See "Warrant Agent."  The Company's
                                                           contact is Susan Silber, American Stock Transfer
                                                           & Trust Company, 59 Maiden Lane, Plaza Level,
                                                           New York, NY  10038.  Her phone number is (718)
                                                           921-8217.  Ms. Silber's e-mail address is
                                                           ssilber@amstock.com.

Possible Exercise of Warrants ............................ Under the terms of the warrant agreement, a warrant holder could exercise and purchase
                                                           common shares prior to the reverse share split.
                                                           However, based upon a recent value used for the
                                                           issuance of options to its officers, the Company
                                                           believes the fair market value of a share prior
                                                           to the reverse share split is approximately
                                                           $82.50 per share, considerably less than the
                                                           exercise price of $448.95 per warrant prior to
                                                           the reverse share split.

Exercise Price for Warrants .............................. The pre-reverse share split exercise price of
                                                           $448.95 for each warrant was established under
                                                           the bankruptcy plan and approved by U.S. and
                                                           Bermuda courts.  Under the bankruptcy plan, the
                                                           exercise price was purposely set significantly
                                                           above the estimated fair market price of a share.

                              AVAILABLE INFORMATION


We are currently required to file reports, proxy statements and other information with the SEC under the Exchange Act. You can get copies of these reports, proxy statements and other information at the SEC's public reference facilities at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also view these filings at the SEC's website at http://www.sec.gov. This Information Statement includes information required to be disclosed by the SEC pursuant to Rule 13e-3 under the Exchange Act which governs, among other things, transactions by certain issuers that have a reasonable likelihood or purpose of, among other things, causing any class of equity securities of an issuer which is subject to Section 12(g) or Section 15(a) of the Exchange Act to be held of record by fewer than 300 holders. We have also filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the SEC relating to the reverse share split described in this Information Statement.

                   SPECIAL NOTE ON FORWARD LOOKING STATEMENTS

Some of the matters in this Information Statement are forward-looking statements that involve certain risks and uncertainties. All of these risks and uncertainties could cause actual results to materially differ from those in the forward-looking statements. For a description of additional factors affecting our business, see our periodic reports filed with the SEC.

                                   THE COMPANY

We are a leading global provider of Technically Enabled Manufacturing Services ("TEMS"), focused on designing and integrating large electronic products. We have the capabilities to design and manufacture various subsystems for electronic products, including enclosures, thermal management systems, backplanes, power supplies, printed circuit board assemblies (PCBAs), and cabling, either as integrated custom systems or as individual subsystems. In addition, we provide a wide range of integration services to our customers, including product design, supply chain management, manufacturing, assembly, testing and drop-ship services.

We are organized as one reportable segment operating in approximately 30 locations throughout North America, South America, Europe and Asia. We provide our solutions and services to original equipment manufacturers ("OEMs"), primarily in the communications (datacom and telecom), computing (enterprise hardware--large servers, large data storage, networking) and Internet (application service providers and Internet service providers) markets. We believe that our size, global reach, product breadth, depth of engineering experience, scope of services, and demonstrated expertise uniquely position us to win large manufacturing contracts from leading global OEMs in our target markets. Our customers include industry leaders such as Applied Materials, Cymer, EMC, Ericsson, Fujitsu, Hewlett-Packard, IBM, Lucent, Motorola, NCR, Nortel Networks and Sun Microsystems. We believe that these customers will provide us with substantial growth opportunities due to their desire to migrate from a fragmented regional supply base to an integrated global supply capability, such as we offer.

Our Recent Bankruptcy Filing

On May 16, 2002, APW Ltd., our predecessor, (then in provisional liquidation), filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code ("Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court") (Case No. 02-12335). The proceeding involved only APW Ltd. and Vero Electronics, Inc. ("Vero"), a non-operating entity and subsidiary of APW Ltd. (Case No. 02-12334). All of our other subsidiaries were excluded from the proceeding and continue to conduct business with customers and suppliers in the ordinary course.

On May 30, 2002, a proceeding (the "Bermuda Proceeding") was commenced pursuant to the Companies Act 1981 with respect to APW in the Bermuda Supreme Court in connection with a winding-up petition. One of the purposes of the filing was the imposition of a statutory stay preventing third parties from continuing or taking actions against APW in Bermuda. On May 30, 2002, the Bermuda court appointed Malcolm L. Butterfield of KPMG Bermuda and Philip W. Wallace of KPMG, London, England as joint provisional liquidators of APW (or, as referred to herein, the "JPLs") with limited supervisory powers. The appointment of the JPLs and statutory stay enabled the JPLs to perform supervisory and oversight of the management of APW while reviewing the plan of reorganization with a view to its treatment of creditors. On July 22, 2002, the JPLs were granted various powers, including the power to authorize the sale of any business, operation, subsidiary, division or other significant asset of APW.

Confirmation of Plan of Reorganization and Emergence

On July 24, 2002 the Bankruptcy Court, following a hearing on July 23, 2002, entered an order confirming APW's and Vero's Amended and Restated Plan of Reorganization dated June 19, 2002 (as modified, amended or supplemented, the "Plan"). APW emerged from bankruptcy on July 31, 2002.

Pursuant to the terms of the Plan approved by the Bermuda Supreme Court, all of the assets and liabilities which were to be retained by APW under the original Plan were transferred to AWP Ltd. ("AWP"), a newly formed Bermuda company. One of the assets transferred was the right to use the name "APW Ltd.," and the newly formed entity became the successor-in-interest to APW. After consummation of the Plan, APW changed its name to BQX Ltd. and AWP Ltd. changed its name to APW Ltd. These changes became effective on July 31, 2002.

In addition, as of July 31, 2002, the effective date of the Plan, we (the successor-in-interest to our predecessor) issued under the Plan the following:

     . New secured notes in the aggregate principal amount of $100 million to our senior secured lenders,

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     .    1,000,000 common shares to our senior secured lenders, which initially represent 100% of our outstanding common shares after the consummation of the Plan,

     . Warrants to purchase up to 303,030 common shares at an exercise price of $0.02 per share to lenders under the Post-Petition Multicurrency Superpriority Credit Facility, all of which were exercised on August 31, 2002; and

     . Warrants to purchase up to 60,606 common shares at an exercise price of $448.95 per share to the predecessor equity holders of APW.

     . Options under the APW Ltd. 2002 Stock Incentive Plan permitting the issuance of 151,515 options (124,915 were issued on August 20, 2002).


At the time of the issuance of the warrants, we requested that DTC conduct a broker search so that we could complete the original issuance of the warrants and warrant certificates as well as the redemption of any fractional shares at $4.20 as contemplated by the Plan. As of the date of this Information Statement, we have issued the original warrant certificates or paid cash in lieu of issuing fractional warrant certificates, as the case may be.


                            OUR SERVICES AND PRODUCTS

We offer a broad range of value-added services to provide our OEM customers with a vertically integrated solution for the development, manufacture and distribution of our products.

New Product Design. New Product Introduction Centers ("NPICs") provide services to help the customer achieve production designs that are cost effective and that enable customers to produce commercial volumes within a short period of time. The New Product Introduction ("NPI") process is most effective when a customer uses it at the concept phase of the product's development cycle. NPI can include technology selection; design, test and material strategies; best practices design and development engineering services; and rapid circuit board and system prototype build services. NPICs in the United Kingdom and on the East and West coasts of the United States provide customers with comprehensive and rapid turnaround prototype design for integrated solutions. We have also established NPICs at several other facilities for specific product applications. We work closely with our OEM customers' development teams from the early stages of product development. Our development teams design all the electro-mechanical aspects of our customers' products with a focus on reducing costs and increasing ease of manufacturing. We can design everything that goes into large electronic products. In addition to fast prototype capability, our NPICs provide complete in-house testing, airflow analysis, safety agency approvals, Electro-Magnetic Interference/Radio Frequency Interference emission compliance, and testing for shock, vibration, FCC and environmental compliance.

Manufacturing. Our manufacturing operations include hard and soft metal tooling, plastic injection molded and structural foam parts, tool and die design and manufacturing, thermal management componentry, backplane boards, power supplies, cable assembly and printed circuit board population in Europe and North America. We manufacture components, subassemblies and systems both for sale as standard products and for incorporation into our custom integrated electronics enclosure systems. We employ just-in-time, single piece flow manufacturing and continuous improvement processes to reduce costs and shorten lead times. We are committed to maintaining World Class manufacturing operations and employ numerous techniques, including Kaizen events and global standardization, to continuously identify areas of improvement in our processes. We believe that our ability to achieve high levels of quality and delivery for highly customized products that have low, uneven demand is a competitive advantage.

Supply Chain Management. APW has developed a qualified supplier base that is integrated using a private trading network called the APW Supply Alliance ("Alliance"). The Alliance provides for easy communication and helps assure that products are designed using approved components. Increasingly, our suppliers stock their products in APW administered hubs from which the product is delivered to APW's integration sites using a kanban system on a just-in-time basis. This supply base is an important part of APW's capabilities that provides high quality and reliable delivery for products that are highly customized and suffer from low, uneven demand.

Integration and Testing. We provide a wide range of services, from component assembly (Level 0 Services) to full system integration services (Level 5 Services) for enclosures with backplanes, power supplies, thermal management assemblies and active boards completely assembled, wired and fully functionally tested. Our assembly services allow our customers to rapidly bring their products to market at reduced costs, utilizing advanced manufacturing and testing technology. Our engineers continuously evaluate our ongoing manufacturing and assembly processes and recommend improvements to reduce costs, improve quality and shorten lead times. We offer comprehensive in-house testing, airflow analysis, safety agency approvals, and EMI/RFI compliance, as well as shock, vibration, FCC and environmental compliance. Each product is subjected to a battery of tests that verify the performance of every component.

Our Electro-Mechanical Products

We manufacture a wide range of electro-mechanical subsystems, which are either combined to produce large electronic products or sold separately. Our products include enclosures, racks, thermal management systems, backplanes, power supplies, PCBAs and cabling. We believe that the combination of our extensive manufacturing services capabilities, coupled with our ability to provide a wide range of high quality electro-mechanical subsystems provides us a competitive advantage in the EMS industry.

Enclosures. We are a leading global manufacturer of enclosures and racks for the electronics industry. We have an integrated global network of approximately 35 enclosure manufacturing and integration facilities with operations in the Americas, Europe and Asia. We believe this manufacturing infrastructure for integrated enclosure solutions is unequaled in the industry and allows us to better serve the international needs of our global electronics OEM customers.

Electronic enclosures are steel, aluminum or plastic cabinets that organize and configure individual electronic components and house, protect and insulate the entire electronics system. We manufacture a complete range of standard and custom enclosure products including subracks, racks, indoor and outdoor cabinets and cases. Our custom enclosure products are developed in coordination with our customers and typically are incorporated into an integrated manufacturing solution that includes our and third party components and a range of value-added design, manufacturing, assembly and test services. Products are marketed, when appropriate, under the APW brand name.

Thermal Management. We manufacture and market thermal management products under the APW and McLean brand names. Thermal management products cool and protect vital electronic components housed within an electronic system. These products are of particular importance in highly complex communications and networking systems, which generate a high level of heat, require exacting heat dissipation capabilities, and are located in a wide range of physical environments. Products include air conditioners, heat exchangers, filter fan packages, AC and DC motorized impellers, fan assemblies, centrifugal blowers and packaged blowers.

Backplanes. We manufacture a wide range of standard and custom backplanes for integration into our electronics enclosure systems. Backplanes are complex, multi-layered printed circuit boards (a circuit for an electronic apparatus made by depositing conductive material in continuous paths from terminal to terminal on an insulating surface) that are used in an electronic system to interconnect various components. Our ability to offer custom manufactured backplanes to our OEM customers provides us with a competitive advantage in securing full system assembly contracts. We manufacture boards for backplanes in the United Kingdom, including boards to Versa Module Eurocard ("VME") standards and compact Peripheral Component Interconnect ("PCI") standards. VME refers to a bus standard developed by Motorola and others that is widely used in industrial, commercial and military applications. PCI refers to a local bus standard developed by Intel Corporation that is used on most PCs and newer versions of the Macintosh Computer.

Power Supplies. We manufacture a complete range of fault-tolerant power supplies for electronics systems. Our power supply products range from 20 to 1200 watts with either AC or DC input and single or multiple output. The majority of our power supplies are developed in cooperation with our customers to meet their power supply requirements.

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Printed Circuit Board Assemblies. As a complement to our vertically integrated manufacturing strategy, we manufacture complete PCBAs. Generally, we do not produce PCBAs separately, but rather integrate them with other components to provide finished products or subsystems.

           CHANGE TO APW'S CAPITAL STRUCTURE--THE REVERSE SHARE SPLIT

On August 20, 2002, our Board of Directors adopted a resolution to amend our capital structure to effect a four-for-one reverse share split of our common shares. By unanimous written consent dated September 11, 2002, our shareholders approved the reverse share split. The amendment will become effective on November 28, 2002 (the "Effective Date"). Prior to the reverse share split, we had 1,303,030 shares outstanding and 1,515,151 authorized common shares. We have an option plan that may issue up to 151,515 options (up to 37,878 options after the reverse share split). We have reserved 60,606 common shares for any exercise of the warrants issued to shareholders of our predecessor and we also have the ability to issue up to 325,758 shares and designate the terms. After the reverse share split, the number of shares reserved for exercise of the warrants and available for issuance and designation will be 15,151 shares and 81,439.5 shares, respectively.

Upon the Effective Date, approximately 357 of the 440 registered warrant holders who own warrants to acquire three or fewer common shares will cease to be holders of APW warrants, thus permitting us to deregister the warrants under the Exchange Act because we will have fewer than 300 registered holders of the warrants.

The text of the shareholder resolution effecting the reverse share split is as follows:

"that the Company shall effect the four-for-one reverse share split such that each four Common Shares of the Company shall become one Common Share and the Company will issue fractional shares (but not fractional warrants) in accordance with such formula and the authorised share capital of the Company comprising 1,515,151 Common Shares of par value US$0.02 each and 325,758 Undesignated Shares of par value US$0.02 each be and is hereby consolidated into 378,787.75 Common Shares of par value US$0.08 each and 81,439.5 Undesignated Shares of par value US$0.08 each."

Payment of dividends

We have never paid dividends. We cannot give any assurance that we will become profitable enough to allow for the payment of any dividends. Our current or future debt or that of any of our subsidiaries may make payment of dividends or redemption of the warrants less probable. We have no present intention to pay any dividends.

Repurchase of 401(k) Plan Warrants

We are also purchasing 5,640 warrants from the APW Ltd. 401(k) Plan on or about November 15, 2002. See "Redemption of 401(k) Warrants." The percentages of ownership of officers, directors and affiliates will not change in any material way from the ownership shown under "Beneficial Ownership of the Warrants."

Interests of Officers and Directors

Other than fractional warrants and the 401(k) plan redemption, we will not purchase any post reverse share split shares or warrants from any of our officers, directors or affiliates.

Warrant Ownership

The following table shows information about the beneficial ownership of our warrants by each of our directors, principal executive officers, and all executive officers and directors as a group following (a) the reverse share split and (b) the redemption of warrants from the 401(k) plan. There are no known 5% or more warrant holders. The Business Address and Telephone for each Executive Officer and Director is 2 Church Street, Hamilton, Bermuda and N22 W23685 Ridgeview Parkway West, Waukesha, WI 53188-1013, (262) 523-7600.

                      BENEFICIAL OWNERSHIP OF THE WARRANTS


                                                     No. of Warrants          Percentage of Beneficial
       Named Executive Officers and Directors        Beneficially Owned       Ownership of Warrants
       --------------------------------------        ------------------       ---------------------
       Richard G. Sim, Chairman, President and
       Chief Executive Officer, Director                          251                    1.7%
       Christopher S. Brothers, Deputy Chairman
       and Director                                                0                      *
       Richard D. Carroll, Vice President and
       Chief Financial Officer                                     1                      *
       Susan M. Hrobar, Vice President, North
       American Operations                                         0                      *
       Thomas F. Giordano, Vice President, Global
       Supply Chain                                                0                      *
       Kash Pandya, Vice President, Europe and
       Asia and South America Operations                           0                      *
       Todd A. Adams, Controller                                   0                      *
       Michael F. Gasick, Treasurer                                0                      *
       Anthony W. Asmuth III, Assistant Secretary                  0                      *
       W. Peter A. Douglas, Director                               0                      *
       Michael P. Harmon, Director                                 0                      *
       Stephen A. Kaplan, Director                                 0                      *
       J. Richard Budd, Director                                   0                      *
       Toni J. Smith, Director                                     0                      *
                                                                   -                      -
       All directors and executive
       officers, 14 persons                                       252                   1.7%
                                                                  ===                   ====


*less than 1% of the outstanding based upon 15,151 warrants assumed to be outstanding after the reverse share split.

     REASONS FOR THE REVERSE SHARE SPLIT AND CONSEQUENCES TO WARRANT HOLDERS

Purpose of the reverse share split

Purpose

The sole purpose of the transaction is to reduce our ongoing costs of furnishing information to warrant holders and complying with the requirements of the Exchange Act by permitting the Company to terminate its registration under the Exchange Act. The warrants are currently registered under the Exchange Act. Registration of the warrants under the Exchange Act may be terminated upon our application to the SEC if the warrants are held by fewer than 300 holders. If the Exchange Act registration for the warrants is terminated as a result of the reverse share split, the amount of information publicly available to the remaining warrant holders of APW would be significantly reduced, and this could adversely affect any potential trading markets in the warrants and the market value for any remaining warrants. Generally, securities firms are likely to give less attention to companies that do not file reports with the SEC. As a result, the market price for the warrants may be lower than it would otherwise be. The reduced flow of information may also cause the market prices of the warrants that remain outstanding to be more volatile.

Background

We have not sought, and have not received, any proposals from any unaffiliated persons since emergence from Chapter 11 for the merger or consolidation of the Company, for the sale or other transfer of all or any substantial portion of the Company's assets, or for the purchase of securities of the Company that would enable the holder thereof to exercise control of the Company. In the past two years, the Board of Directors of the COmpany and the Executive Officers have not received any formal offer for the Company. In October 2001, we retained Credit Suisse First Boston Corporation ("CSFB") to act as our financial adviser. CSFB was retained to advise and assist our Board of Directors with the following: (i) analyzing and evaluating the business, operations and financial position of the Company; (ii) performing valuation analysis and structuring and planning a sale or other disposition of all or a substantial amount of our assets; (iii) negotiating the terms and conditions of the possible sale or other disposition of our assets; and (iv) evaluating alternatives to a sale or other disposition of our assets and the financial implications thereto. Our main objective in retaining CSFB was to explore opportunities to sell all or a substantial amount of our assets. At that time, CSFB informally indicated to us that third parties believed the amount of our debt exceeded the fair market value of any proposal. The CSFB engagement was before the bankruptcy filing, and since the July 31, 2002 emergence no offers have been received or solicited.


Reasons

We incur significant costs in being a public company. We spend at least $250,000 annually to:

     . prepare, print and file with the SEC periodic reports under the Exchange Act,

     . prepare, print, file and mail to shareholders a proxy statement in connection with the annual shareholders meeting, and

     . complete the annual audit of our financial statements for inclusion in our public filings.

Most of these expenses will be eliminated if we are no longer subject to the reporting requirements of the Exchange Act.

The Board of Directors has decided that this is the appropriate time to eliminate the ongoing costs of SEC reporting. Since our emergence from Chapter 11 bankruptcy proceedings, no public market for our common shares or warrants exists. For these reasons, the Board of Directors decided to eliminate our recurring costs of complying with the SEC reporting requirements. Management also believes that continuing operations as a non-reporting company is currently the Company's best option available for the reasons delineated above.

Because of the wide variety of factors the Board of Directors considered in determining the substantive and procedural fairness of the reverse share split, taken as a whole, the Board of Directors did not find it practicable to assign relative weights to any of the factors it considered in deciding that the transaction is fair and in the best interests of the unaffiliated warrant holders.

Effects on the warrant holders

Section 5.2 of the Warrant Agreement provides for an adjustment to the number of warrants and the exercise price of the warrants upon the occurrence of a reverse share split. After the four-for-one reverse share split, the warrant exercise price will be increased by a multiplier of four and the number of shares obtainable upon exercise of the warrants will be decreased to one-quarter of the number of pre-split warrants. Warrant holders who are required to accept a cash payment in lieu of a fractional warrant in the reverse share split will receive $4.20 per share pre-reverse split or $16.80 per share post-reverse split. The calculation of the redemption value of the warrants for repurchase of fractional interests is the same price as that assigned to the warrants in connection with the Chapter 11 proceedings and approved by the U.S. Bankruptcy Court. Warrant holders would otherwise most likely find that they are unable to sell their fractional warrants as there is no established trading market for the warrants. No warrant holder will receive more than $16.79 in cash in lieu of receipt of a fractional warrant in connection with the reverse share split.

Shareholders have access to our public filings on the SEC's web site at http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001111938.




Fairness of the Reverse Share Split

Our Board of Directors has concluded that the reverse share split is the most expeditious and economical way of changing our status from that of a reporting company to that of a more closely held, non-reporting company. Additionally, our Board of Directors believes that the reverse share split is fair to and in the best interests of the Company and its shareholders.

The Board of Directors considered the reverse share split at a meeting held on August 20, 2002 at which all Directors were present. The Board is comprised of seven members, only one of whom is an officer. The Board did not create a committee to evaluate this or select an independent director to specially consider the reverse share split. At that meeting, the Board of Directors unanimously determined that it was in our best interests to terminate our SEC reporting obligations. The Board of Directors considered alternatives to the proposed reverse share split, including an issuer tender offer. The Board of Directors considered an issuer tender offer as a means of "going private," but rejected that alternative because there could be no assurance that it would reduce the number of our warrant holders to fewer than 300. As a result, the Board of Directors concluded that the best solution for us would be to effect a reverse share split. By consent dated September 11, 2002, our shareholders also unanimously approved the reverse share split. However, as a warrant holder, you are not entitled to vote on the reverse share split pursuant to the provisions of the Company's Bye-Laws and the laws of Bermuda, under which the Company is organized.

The Board of Directors believes in its business judgment that the reverse share split is substantively and procedurally fair to all warrant holders because:

     . the reverse share split gives warrant holders holding fewer than four warrants the opportunity to liquidate their holdings at a premium without incurring brokerage costs, particularly given the relatively illiquid market for the warrants;

     . we will pay to the resulting fractional warrant holders an amount equal to the fair market value of their pre-split warrants as of the time the warrants were issued, which amount was approved as part of our bankruptcy proceedings;

     . between the date hereof and the Effective Date of the reverse share split, the holders of fewer than four warrants, who do not wish to give up their ownership interest in us, will have an opportunity to exercise the warrants owned by them so that the warrant holder will not otherwise be cashed out as a result of the reverse share split;

     . between the date hereof and the Effective Date of the reverse share split, warrant holders holding four or more warrants may divide or otherwise adjust their existing holdings so as to be cashed out with respect to some or all of their warrants as a result of the reverse share split;

     . the reverse share split is being effected in accordance with all of the requirements under Bermuda law and the Company's charter documents; and

     . the reverse share split has been unanimously approved by our outside Directors and all shareholders.

The Warrant Agreement contemplates the possibility of a share split and provides the requried adjustment, which is being made via the transaction. We did not obtain a fairness opinion or appraisal from an independent committee or an unaffiliated representative to negotiate the terms of the transaction on behalf of the shareholders or warrant holders. The Board of Directors chose not to do so because the cost of obtaining a fairness opinion or appraisal or of hiring an unaffiliated representative would be prohibitively high given the small number of warrants that will be cashed out in the reverse share split. The total expected payment to be made for fractional warrants cashed out is less than $250,000. In light of the small size of this payment, the Board of Directors did not seek a fairness opinion or appoint an unaffiliated representative in conjunction with the reverse share split. A fairness opinion would have cost several times the value of the transaction. The Board of Directors also decided that requiring approval of the transaction by a majority of warrant holders would be administratively burdensome, especially because warrant holders with small holdings would not likely make an effort to vote. The Board of Directors believes that the added cost of soliciting such warrant holders would be prohibitively high and, warrant holder approval is not required by law or by the terms of any governing documents on the warrants. The shareholders unanimously approved the reverse share split. Notwithstanding the lack of these procedural safeguards, the Board of Directors believes that it has acted in the best interests of our shareholders and that the Board of Directors' fairness determination and approval of the transaction has been procedurally fair.

Because of the wide variety of factors the Board of Directors considered in determining the substantive and procedural fairness of the reverse share split, taken as a whole, the Board of Directors did not find it practical to assign relative weights to any factors that it considered in deciding that the transaction is fair and in the best interests of the unaffiliated warrant holders. If any factor assisted the Board of Directors in its determination of the fairness of the transaction, the Board of Directors did not assign a relative weight to that factor and did not make a determination as to why a particular factor should be assigned any weight.

Except for Mr. Sim, none of the directors is expected to receive cash for warrant holdings as a result of the reverse share split.

Conduct of APW's Business After the Reverse Share Split

After the reverse share split, we intend to terminate the registration of the warrants under the Exchange Act by filing a Form 15 with the SEC. Effective immediately upon filing the Form 15, our duty to file periodic and current reports with the SEC will terminate. Ninety days after filing the Form 15, we will no longer have to comply with the proxy and information statement rules under the Exchange Act and our officers, directors and shareholders owning more than 10% of the common shares will no longer have to file reports of their purchases and sales pursuant to the provisions of the Exchange Act. Similarly, 90 days after filing the Form 15, our directors, executive officers and shareholders owning more than 10% of our common shares will no longer be prohibited from making short sales of APW's common shares and they will no longer have to return to us any profits they might make on a purchase and sale or sale and purchase of common shares within six months. This change will save us money.

After the reverse share split, the number of issued common shares will decrease from 1,303,030 to 325,757.5. Because we do not have information on Cede & Co. nominee holders (or "street name"), we are unable to determine the number of warrants that will remain outstanding after the reverse share split. The terms and relative rights of our outstanding equity will remain the same after the reverse share split.

Par Value

As a result of the reverse share split, the par value of our common shares will increase from US$0.02 to US$0.08 per share.

Issuance of Certificates and Payment for Fractional Warrants

Promptly, but generally within a week, after the Effective Date of the reverse share split, record warrant holders will receive a certificate representing an outstanding warrant to evidence ownership of the reduced whole number of new warrants, if applicable, and cash for any fractional warrant interest either originally issued on July 31, 2002 or from the reverse share split will be paid. Nominee warrant holders will receive replacement certificates and cash for their fractional warrants within two weeks of when the record warrant holders receive the same. If you hold warrants to acquire fewer than four common shares immediately before the reverse share split you will have the right only to receive cash in lieu of the fractional warrants to which you would otherwise be entitled. If you hold more than four existing warrants, but which number of warrants is not evenly divisible by four, you will have the right to receive one new warrant for each four warrants for shares you hold and the right to receive cash in lieu of the fractional warrant to which you would otherwise be entitled. We, or our transfer agent, will send to you, in lieu of such fractional warrant, a cash payment equal to $4.20 per warrant for each pre-split warrant that you held immediately prior to the reverse share split (or $16.80 per warrant on a post reverse share split basis).

Financing of the Reverse Share Split

The Board of Directors estimates that the total cost for payment of the fractional warrant interests resulting from the reverse share split and the redemption of 401(k) shares will be less than $250,000 and, in addition, we will incur approximately $30,000 in transaction fees and expenses as follows:

         Independent Auditors             $  1,000
         Legal Counsel                    $ 25,000
         Printing and Mailing             $  1,000
         Transfer Agent                   $  2,000
         Other Expenses                   $  1,000
                                          --------
                                          $ 30,000

We will pay these expenses from our existing working capital.

       MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT

The following is a summary of the material federal income tax consequences of the reverse share split to holders of warrants. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations, rulings and judicial decisions currently in effect, all of which are subject to change. The summary does not address all aspects of federal income taxation that may apply to a warrant holder because of his particular circumstances, and it does not discuss any special rules that may be applicable to some types of investors (for example, estates, trusts, individuals who are not citizens or residents of the United States, foreign corporations, insurance companies, regulated investment companies, tax-exempt organizations and dealers in securities). The discussion assumes throughout that warrant holders have held the warrants subject to the reverse share split as capital assets at all relevant times. The summary does not cover the applicability and effect of any state, local or foreign tax laws on the reverse share split, and warrant holders should accordingly consult their own tax advisors for information about the state, local and foreign tax consequences of the transaction.

THE FOLLOWING DISCUSSION SUMMARIZING CERTAIN FEDERAL TAX CONSEQUENCES IS BASED ON CURRENT LAW. WARRANT HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX EFFECTS OF THE REVERSE SHARE SPLIT IN LIGHT OF THEIR INDIVIDUAL CIRCUMSTANCES.

If you receive cash in lieu of fractional warrants and do not receive any warrants as a result of the reverse share split (because you have warrants to acquire fewer than four pre-split common shares), you will be treated as receiving cash as payment in exchange for your fractional warrants, and you will recognize a capital gain or loss in an amount equal to the difference between the amount of cash you received and the adjusted basis of your fractional warrants surrendered for cash.

If you receive only warrants in exchange for your existing warrants as a result of the reverse share split and do not receive payment for any fractional warrants, you will not recognize any gain or loss. The adjusted tax basis of your new warrants will be the same as the adjusted tax basis of your existing warrants. The holding period of the new warrants received as a result of the reverse share split will be the same as the holding period of your existing warrants.

If you receive both new warrants and a cash payment in lieu of fractional warrants, your new warrants will have an aggregate basis for computing gain or loss equal to the aggregate basis of your old warrants immediately prior to the reverse share split reduced by the amount of proceeds you receive in lieu of your fractional warrants and increased by any gain you recognized on those fractional warrants.

The reverse share split will be tax free to APW under the Code. APW will not recognize any gain or loss as a result of the reverse share split. There will not be any other material tax consequences to APW from the transaction. The tax consequences of the reverse share split to affiliates of APW who are warrant holders will be the same to those affiliates as they are to other warrant holders. There will be no material tax consequences from the reverse share split to affiliates who are not warrant holders of APW.

                          REDEMPTION OF 401(K) WARRANTS


Under the Plan, we are obligated to issue approximately 5,640 warrants to our 401(k) Plan. The APW 401(k) Plan is a tax-qualified retirement plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). ERISA prohibits the acquisition and holding of "employer securities" unless the securities are deemed to constitute "qualifying employer securities." The warrants would constitute an "employer security" within the meaning of 407(d)(1) of the ERISA, but might not satisfy the definition of a "qualifying employer security" under section 407(d)(5) of the ERISA because of the lack of a trading market. To avoid a possible ERISA violation, the Company would make a cash payment to the 401(k) Plan in lieu of the warrants that the 401(k) Plan would otherwise receive. The amount of the payment is based upon the $4.20 per warrant value approved by the Bankruptcy Court and the total cash payment to the 401(k) Plan is less than $25,000. The redemption is expected to occur on October 31, 2002. The Board considered the fairness of the repurchase and the reverse split for warrants as separate issues. See "Fairness of the Reverse Share Split." For a discussion on factors, please see "Fairness of the Reverse Share Split."


However, the 401(k) Plan's trustee is concerned that, because these warrants are not exchange-listed securities, the 401(k) Plan may not be able to legally hold them. If we issue the warrants to the 401(k) Plan, the trustee may seek to distribute them to its individual members. Such a distribution would be adverse to our interests as it would substantially increase the number of record holders of warrants and possibly subject us to the SEC reporting obligations described above.

The following table shows information about warrants beneficially owned as of August 31, 2002 in the 401(k) Plan by each of our directors, and principal executive officers, and all executive officers and directors as a group.

The warrants of officers beneficially owned through our 401(k) Plan will be redeemed for cash, regardless of whether the officer owns more than four warrants. These redemptions will be at the same $4.20 pre-split price used to cash out fractional interests in connection with the reverse share split. The Business Address and Telephone for each Executive Officer and Director is 2 Church Street, Hamilton, Bermuda and N22 W23685 Ridgeview Parkway West, Waukesha, WI 53188-1013, (262) 523-7600.

                                                         No. Warrants
                                              Beneficially Owned in 401(k) Plan
              Name and Address                    (Pre Reverse Share Split)
              ----------------                    -------------------------
              Named Executive Officers
              and Directors
              Richard G. Sim                                  69
              Christopher S. Brothers                          0
              Richard D. Carroll                               6
              Susan M. Hrobar                                  6
              Thomas F. Giordano                               6
              Kash Pandya                                      0
              Todd A. Adams                                    6
              Michael F. Gasick                                0
              Anthony W. Asmuth III                            0
              W. Peter A. Douglas                              0
              Michael P. Harmon                                0
              Stephen A. Kaplan                                0
              J. Richard Budd                                  0
              Toni J. Smith                                    0
                                                               -
              All Executive Officers and
              Directors                                       93
                                                              ==

                        DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth all of our current directors and executive officers, their ages, and the offices they hold as of September 1, 2002. Executive officers and employees serve at the discretion of the Board of Directors. All directors hold office until our next annual meeting of shareholders and until their successors have been duly elected and qualified. The Business Address and Telephone for each Executive Officer and Director is 2 Church Street, Hamilton, Bermuda and N22 W23685 Ridgeview Parkway West, Waukesha, WI 53188-1013, (262) 523-7600.


                                                                                         Country of
           Name                         Age      Position                                Citizenship
           ----                         ---      --------                                -----------

           Richard G. Sim               58       Chairman, President and Chief           UK
                                                 Executive Officer and Director

           Christopher S. Brothers      36       Deputy Chairman and Director            US
           Richard D. Carroll           39       Vice President and Chief Financial      US
                                                 Officer

           Susan M. Hrobar              47       Vice President, North American          US
                                                 Operations
           Thomas F. Giordano           51       Vice President, Global Supply Chain     US
           Kash Pandya                  39       Vice President, Europe and Asia and     UK
                                                 South America Operations
           Todd A. Adams                31       Controller                              US
           Michael F. Gasick            37       Treasurer                               US
           Anthony W. Asmuth III        60       Assistant Secretary                     US
           W. Peter A. Douglas          46       Director                                Barbados
           Michael P. Harmon            33       Director                                US
           Stephen A. Kaplan            43       Director                                US
           J. Richard Budd              50       Director                                US
           Toni J. Smith                43       Director                                UK



Richard G. Sim-Chairman, President and Chief Executive Officer; Director. Mr. Sim was elected President and Chief Operating Officer of APW Ltd.'s predecessor, Applied Power Inc., in 1985, Chief Executive Officer in 1986 and Chairman of the Board in 1988. From 1982 through 1985, Mr. Sim was a General Manager in the General Electric Medical Systems Business Group. He is also a director of IPSCO Inc. and Oshkosh Truck Corporation.

Christopher Brothers-Deputy Chairman, Director. Mr. Brothers is currently a Managing Director of Oaktree Capital Management, LLC and has been a senior member of its principal investments group since joining the organization in 1996. Prior to joining Oaktree, Mr. Brothers worked at the New York headquarters of Salmon Brothers Inc., where he served as a Vice President in the Mergers and Acquisitions group. Prior to 1992, Mr. Brothers was a Manager in the Valuation Services group of Price Waterhouse. Mr. Brothers received his MBA in Finance and a BA in Accounting from Michigan State University. Mr. Brothers currently serves on the board of directors of National Mobile Television, Inc.; Caminus Corporation; Power Measurement, Inc.; Cherokee International, LLC; and Xantrex Technology, Inc.

Richard D. Carroll-Vice President and Chief Financial Officer. Mr. Carroll was named VP and Chief Financial Officer in April 2001. Most recently, he served as President of the Company's thermal management product line from November 2000 to April 2001. Mr. Carroll was appointed Vice President--Finance of Applied Power in January 2000. Previously, he served as Financial Leader--Electronics during all of 1999. During 1998, Mr. Carroll was appointed Treasurer and Controller of Applied Power Inc. From 1996 to 1997 he was the Corporate Controller of Applied Power Inc. Mr. Carroll is a Certified Public Accountant.

Susan M. Hrobar-Vice President, North American Operations. Ms. Hrobar has been the Vice President, North American Operations since August 2002. Prior to that, Ms. Hrobar was VP, Human Resources. Previously she was named Vice President--Communications of Applied Power Inc. in January 2000 and had continued in that capacity with APW Ltd. Ms. Hrobar joined Applied Power in 1994 and was the finance leader for the APITECH division until 1996 and from 1996 to 1998 the finance leader for the Enerpac division. From 1998 to 2000, Ms. Hrobar was the finance leader for the Industrial business segment. Ms. Hrobar is a Certified Public Accountant.

Thomas F. Giordano-Vice President, Global Supply Chain. Mr. Giordano was named VP, Global Supply Chain in August 2001. Prior to that, from 1999 to 2001 he was the APW Global Supply Chain Leader. From 1996 to 1999 he was the leader for Global Sourcing--Tools and Supplies of Applied Power.

Kash Pandya-Vice President, Europe and Asia and South America Operations. Mr. Pandya was named VP, Europe & Asia Operations in August 2001. Prior to that, he was the Operations Leader, Europe & Asia since joining Applied Power in 1998. From 1996 to 1998 he was at Caradon Plc in various operational roles, most recently as the Director of European Operations.

Todd A. Adams-Corporate Controller. Mr. Adams was named Corporate Controller of Applied Power Inc. in May 2000 and has continued as Corporate Controller with APW Ltd. Mr. Adams joined Applied Power Inc. in 1998 as Manager of Financial Planning & Analysis. Mr. Adams was previously employed with IDEX Corporation, from 1996 to 1998 in accounting and financial roles. Mr. Adams is a Certified Public Accountant.

Michael F. Gasick-Treasurer. Mr. Gasick joined APW Ltd. in July 2001 as Treasurer. Mr. Gasick was previously employed with Rockwell International as Director of International Finance from 1999 to July 2001 and with Ralston Purina Company as Director of Corporate Finance from 1994 to 1999. Mr. Gasick is a Chartered Financial Analyst.

Anthony W. Asmuth III-Assistant Secretary. Mr. Asmuth is a partner in the law firm of Quarles & Brady LLP, Milwaukee, Wisconsin, having joined that firm in 1989. Quarles & Brady LLP performs legal services for the Company and certain of its subsidiaries.

W. Peter A. Douglas--Director. Mr. Douglas is General Manager of ATI International SRL (Barbados subsidiary of supplier of 3D graphics and multimedia technology for personal computers and consumer electronics). Mr. Douglas is a director of Bico, Limited.

Stephen A. Kaplan-Director. Mr. Kaplan is the leader of Oaktree Capital Management, LLC's principal investments group and the co-portfolio manager of the Principal Opportunities Fund II. Mr. Kaplan joined Oaktree in 1995, having previously served as Managing Director of TCW and portfolio manager of The Principal Fund. Prior to joining TCW in 1993, Mr. Kaplan was a partner with the law firm of Gibson, Dunn & Crutcher and responsible for that firm's East Coast bankruptcy and workout practice. During his career as an attorney, Mr. Kaplan specialized in transactions involving the purchase and sale of companies undergoing financial restructurings. Mr. Kaplan holds a B.S. in Political Science from the State University of New York at Stony Brook and a J.D. from the New York University School of Law, where he was a member of the Annual Survey of American Law. Mr. Kaplan currently serves on the board of directors of Cherokee Investor Partners, LLC; CollaGenex Pharmaceuticals; Forest Oil Corporation; General Maritime Corporation; Millennium Rail Holdings, LLC; National Mobile Television; New Bristol Farms, Inc; Regal Entertainment Group; and Stratagene Holding Corporation.

Toni J. Smith-Director. Mr. Smith has been a Corporate Director, Corporate Restructuring Unit, Specialised Lending Services of The Royal Bank of Scotland since April 1991 and Head of Asset Purchasing, Specialised Lending Services, since October 1997.

Michael P. Harmon-Director. Mr. Harmon is currently a Senior Vice President of Oaktree Capital Management, LLC and has been a member of its principal investments group since joining Oaktree in 1997 following graduation from Harvard Business School. From 1992 through 1995, Mr. Harmon served as a senior consultant in the Corporate Recovery Consulting Group of Price Waterhouse. Prior to that, he was an analyst in the distressed credits group at Society Corporation. Mr. Harmon holds a B.A. in Economics from McGill University and an M.B.A. from Harvard Business School. Mr. Harmon currently serves on the board of directors of Cherokee Investor Partners, LLC; Millenium Rail Holdings, LLC; and Universal Preservation Technologies.

J. Richard Budd, III--Director. Mr. Budd joined the Board of Directors in July 2002. Since January 2001, Mr. Budd has been a partner in the consulting firm Marotta Gund Budd & Dzera, LLC. From October 1998 to

January 2001, Mr. Budd served as a consultant to troubled companies and to creditors of troubled companies. Mr. Budd served as Senior Vice President of Metallurg, Inc., an international specialty metals producer, from January 1996 to October 1998.

See "Certain Relationships and Related Transactions."

During the last five years, to the best of our knowledge, none of the persons listed above, and neither APW nor any of APW's affiliates, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

                             COMMON SHARE OWNERSHIP

As of September 1, 2002, the following hold our common shares.


                                                             Number of Common      Number of Common
                                                                  Shares                Shares              Percentage
        Name                                                   (Pre-Split)           (Post-Split)           ----------
        ----                                                   -----------           ------------
        Investor
        --------
        O'Connor Distressed Trading Master Limited                21,581               5,395.25                 1.7%
        JPMorgan Chase Bank                                      105,323              26,330.75                 8.1%(5)
        BNP Paribas                                               28,185               7,046.25                 2.2%
        Societe Generale                                          28,185               7,046.25                 2.2%
        West Register (Investments) Limited                      301,287              75,321.75                23.1%(6)
        Bank of America NA                                        84,555              21,138.75                 6.5%(7)
        US Bank National Association                              23,205               5,801.25                 1.8%
        GSC Partners and Affiliates                              104,529              26,132.25                 8.0%(8)
        William E. Simon & Sons Special Situation Partners        16,773               4,193.25                 1.2%
        Perry Principals LLC                                      26,145               6,536.25                 2.0%
        Oaktree Funds and Affiliates                             563,262             140,815.50                43.2%(9)
                                                               ---------             ----------               -----
                 Subtotal                                      1,303,030             325,757.50               100.0%

        Officers and Directors
        ----------------------
        Richard G. Sim (1)                                         1,006                 251                      *
        Christopher S. Brothers (2)                                    0                   0                      *
        Richard D. Carroll (1)                                         6                   1                      *
        Susan M. Hrobar                                                0                   0                      *
        Thomas F. Giordano                                             0                   0                      *
        Kash Pandya                                                    0                   0                      *
        Todd A. Adams                                                  0                   0                      *
        Michael F. Gasick                                              0                   0                      *
        Anthony W. Asmuth III                                          0                   0                      *
        W. Peter A. Douglas                                            0                   0                      *
        Michael P. Harmon (2)                                          0                   0                      *
        Stephen A. Kaplan (2)                                          0                   0                      *
        J. Richard Budd                                                0                   0                      *
        Toni J. Smith (3)                                              0                   0                      *
        All directors and executive                            ---------             ----------               -----
        officers as a group (14 persons)                       1,304,042(4)          326,009.50               100.0%


*Less than 1%
(1) Assumes exercise of warrants held by such officer. All warrants are exercisable.
(2) Director nominated by Oaktree Funds and Affiliates. The shares held by Oaktree Funds and Affiliates are listed above and not repeated herein.
(3) Director nominated by West Register (Investments) Limited. The shares held by West Register (Investments) Limited are listed above and not repeated herein.
(4) Assumes exercise of warrants.
(5) 380 Madison Avenue, 9th floor, New York, NY 10017
(6) 42 St. Andrew Square, Edinburgh, DH2 2YE Scotland, UK
(7) 555 S. Flower St., 11th floor, Los Angeles, CA 90071
(8) 500 Campus Drive, Suite 220, Florham Park, NJ 07932
(9) 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071

      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS WITH SHAREHOLDERS AND
                             OFFICERS AND DIRECTORS

Investor Rights Agreement

We and our shareholders have entered into an Investor Rights Agreement, dated July 31, 2002. We have filed that document as an exhibit in our filings with the SEC. The agreement among other things:

     . restricts the transfer of shares and provides certain rights of first offer to purchase shares, co-sale rights and drag along rights,

     .  provides limited pre-emptive rights for shareholders,

     . specifies votes for an initial public offering and parameters for selling shares in the offering,

     . provides demand and piggyback registration rights to certain shareholders and specifies terms applicable to holdbacks, registration procedures, expenses and participation,

     . provides that certain actions or steps require supermajority shareholders and/or Board of Director approval, and

     . specifies certain provisions for shareholders to vote and nominate all directors.

With regard to director nominees, Oaktree currently has the right to nominate or remove three directors (out of the seven directors serving on the Board of Directors). West Register, an affiliate of The Royal Bank of Scotland, has the right to nominate one director and, if its holdings increase to between 30% to 35%, it would have the right to nominate two directors, and if its holdings increase to over 35% it could nominate three directors. In addition, the other shareholders, exclusive of Oaktree and West Register, currently have the right to nominate one director. Mr. Sim, the Company's Chairman, CEO and President, and Mr. Peter Douglas, a Barbadian director, also continue as directors absent removal by a supermajority shareholder vote. The shareholders have agreed to vote their shares to effect these nominee rights. The Company and the shareholders listed above are parties to the Investor Rights Agreement.

Holders of warrants are not subject to the terms or conditions of the Investor Rights Agreement.

Other Transactions

There have been no transactions that have occurred within the past two years between the Company, its executive officers or directors or any person controlling the Company on one hand and the affiliates of the Company on the other hand. Except for a loan to Richard G. Sim to partially finance a residence in London, United Kingdom, and interest paid on debt owned by certain shareholders and the bankruptcy and effecting the bankruptcy plan upon the shareholders and creditors, there have been no transactions within the past two years between APW, its executive officers or directors or any person controlling APW.


                                  WARRANT AGENT

Our transfer and distribution agent is American Stock Transfer & Trust Company. For additional information, please contact Joseph Wolf, American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038. Her phone number is (718) 921-8143.

                  HISTORICAL FINANCIAL AND RELATED INFORMATION

The financial and related information is set forth elsewhere in this Information Statement.

     . The audited financial statements for the fiscal years ended August 31, 2000 and 2001 set forth on pages 36 through 64 of APW's Form 10-K for the fiscal year ended August 31, 2001.

     . Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended August 31, 2001 set forth on pages 15 through 32 of APW's Form 10-K for the fiscal year ended August 31, 2001.

     . Management's Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended May 31, 2002 set forth on pages 22 through 24 of APW's Form 10-Q for the quarter ended May 31, 2002.

     . The unaudited financial statements in APW's Form 10-Q for the fiscal quarter ended May 31, 2002.

     .  Ratio of earnings to fixed charges.

     .  Calculation of book value per share as of August 31, 2002.

     . Quantitative and qualitative disclosures about market risk are set forth on pages 32 through 33 of APW's Form 10-K for the fiscal year ended August 31, 2001.


Recent Events

     As the Company emerged from Chapter 11 bankruptcy proceedings in July 2002, the Company began preparing its financial statements for its year ended August 31, 2002. In connection with the fiscal 2002 audit, in September 2002 the Company and its auditors noted that the cash account of one of the Company's indirect U.S. subsidiaries located in California was not fully reconciled. The inability of the plant controller to reconcile the cash account was initially thought to be the result of a recent change in the cash lock-box arrangements as well as a change recently made to the subsidiary's bank account reconciliation procedures. The California plant controller asked for additional time to research the imbalance and provide the reconciliation to the Company and its auditors. Subsequently, members of the Company's Corporate financial department reviewed several attempts by the plant controller to reconcile the cash account. Throughout this process, members of the Company's Corporate financial department grew increasingly skeptical of the local plant controller's ability to reconcile the account and to provide an adequate explanation.

     After repeated inquiries by the Company's Corporate Controller of the local plant controller, in early October 2002, the local plant controller contacted the U.S. subsidiary's senior operating officer and admitted that he had misstated the financial statements of the subsidiary. The operating manager promptly called the Company's headquarters. The Company immediately began an internal investigation overseen by the Company's Chief Financial Officer. The local controller admitted to intentionally misstating the expenses over a period of four years, beginning in 1999 and continuing through the fiscal year ended August 31, 2002. The local controller admitted that he was able to hide the misstatements from the California general manager by creating false source documents and other records and hide the adjustments from the Company's internal reviews and the Company's independent auditors. In October 2002, the controller was terminated. The Company's investigation continued to determine the amount of the misstatements as well as determine the periods in which the misstatements occurred. The Company also began a review to determine whether money or other assets had been stolen or misappropriated.

     This review began in early October and ended in late October 2002.

     In effecting these misstatements, the controller, in general, increased the assets and decreased the liabilities of the U.S. subsidiary over the last four years. The former controller has acknowledged that he alone manipulated the financial statements and stated that he did not intend to reap any personal financial gains from the manipulation. The Company, as a result of the internal investigation, concluded that the controller had acted alone in manipulating the financial statements and that no money or other assets had been misappropriated. The Company's independent auditors also tested the Company's determinations as to the amounts and timing of the misstatements and agreed with the Company's internal investigation results.

     The Company has informed its Board of Directors and Audit Committee of this situation through separate calls and through meetings of the Audit Committee and the Board of Directors.

     In addition to the adjustments arising from the U.S. subsidiary, the Company has determined that other adjustments to its financial statements should be made as a result of actions of the plant controller at a foreign subsidiary located in Scotland.

     Early in fiscal 2002, the Company became concerned about the financial controls at one of its subsidiaries in Scotland after the implementation of a new ERP system. The new ERP computer system was installed and operating in May 2001. The Company became concerned during a monthly financial close that was completed while the then controller was out on medical leave in August 2001. The concern surrounded inadequate account reconciliations of balance sheet accounts in prior months. After a preliminary analysis the Company determined that certain balance sheet accounts had not been correctly reconciled with appropriate supporting documentation. The Scotland controller was then terminated for poor performance in September 2001 prior to the Company's knowledge of any misstatements. The Company performed detailed reviews of the balance sheet accounts throughout fiscal 2002, with the review complicated by the fact that the relevant financial data required to assess the timing and amount of the errors was contained in two different ERP computer systems. In August 2002, the Company completed its internal investigation of the misstatements and concluded that the previous controller at the subsidiary had overstated the profits through a combination of unintentional but improper accounting procedures (i.e., not properly implementing the appropriate period cut-off procedures and not accruing for all liabilities) and apparent willful misstatements. After completing the internal review, the Company engaged Ernst & Young in early October 2002 to conduct a review of the Scotland site as well as the findings of the Company's internal review. Ernst & Young validated the Company's findings as to the amounts of the misstatements and the periods in which the misstatements occurred. No assets appear to have been misappropriated by the former Scotland employee.

     The results of the Scotland investigation were communicated to the Company's independent auditors, PricewaterhouseCoopers LLP, as well as the Company's Audit Committee and Board of Directors in October 2002. The aggregate financial misstatement by the plant controller in Scotland overstated pre-tax profits by $4.3 million in the fiscal year ended August 31, 2001.

     The required adjustments for both of the misstatements had been reflected in the Company's financial statements for the eleven months ended July 31, 2002. The Company has decided to restate its annual financial statements for fiscal 1999 through fiscal 2001 as well as each of the quarters for the nine months ending May 31, 2002. Through the nine months of fiscal 2002 (May 31, 2002), the Company had reported a pre-tax loss of $571.2 million.

     The Company expects to amend its Form 10-K for the fiscal year ended 2001 and Forms 10-Q for the first three quarters of 2002 to reflect these adjustments. The Company is also performing a comprehensive review of its internal controls. The Audit Committee is currently requesting information on the alternatives for expanding the Company's outsourced internal audit services. As a result, the Company determined that the pre tax loss of $571.2 million for the nine months ended May 31, 2002 was understated by $2.3 million, the pre tax loss of $257.9 million for the twelve months ended August 31, 2001 was understated by $6.5 million, the pre tax profit of $32.3 million for the twelve months ended August 31, 2000 was overstated by $1.3 million, and the pre tax profit of $30.5 million for the twelve months ended August 31, 1999 were overstated by $1.3 million, respectively. The Company is restating its financials and including a copy of the restated financial statements for warrant holders to review.

The Company has undertaken a thorough review of its internal controls and has performed a detailed review of all issues related to these accounting events. After consideration of these matters, the Company and its Board have determined to retain the offer to warrant holders on the terms presented and as originally approved by the Board.

Copies of our revised financial information is set forth below.

                                  [To be added]

The Company's audit for its fiscal year ended 2002 is not yet completed and no information is available.

                                LEGAL PROCEEDINGS


APW Ltd. and its subsidiaries are parties to various legal proceedings that have arisen in the normal course of business. These legal proceedings typically include product liability, warranty, environmental, labor, patent and contract claims, and commission disputes. The Company has recorded reserves for estimated losses based on the specific circumstances of each matter. Such reserves are recorded when it is probable that a loss has been incurred as of the balance sheet date and the amount of such loss can be reasonably estimated. In our opinion, the resolution of these legal proceedings is not expected to have a material adverse effect on our financial condition, results of operations or cash flows. For further information, refer to Note 16 "Contingencies and Litigation" in the Notes to the Consolidated Financial Statements contained in APW's Form 10-K for the fiscal year ended August 31, 2001, which is incorporated by reference into this Information Statement.

                                       18